Exhibit 99.1

Strongbridge Biopharma plc Announces $35 Million Equity Financing

Dublin, Ireland and Trevose, Pa., December 23, 2016 — Strongbridge Biopharma plc, (Nasdaq: SBBP), a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs, today announced that it has entered into a definitive securities purchase agreement for a placement of its ordinary shares and warrants, which is expected to generate total gross proceeds to the Company of $35 million. The financing is being led by CAM Capital and Vivo Capital, with additional participation from Broadfin Capital, Boxer Capital of the Tavistock Group and HealthCap, as well as several new and existing institutional and individual investors. Stifel is acting as the lead placement agent, JMP Securities is acting as the lead co-placement agent, and H.C. Wainwright & Co., and Arctic Securities are acting as co-placement agents for the private placement.

According to the terms of the definitive agreement, the Company will issue 14,000,000 ordinary shares to the investors at a price of $2.50 per ordinary share as well as warrants to purchase 7,000,000 shares. The warrants are exercisable at a price of $2.50 per share and expire five years from the date of issuance. The Company expects the closing of the private placement to occur on or about December 28, 2016, subject to satisfaction of customary closing conditions and the closing of the Company’s planned $40 million credit facility. Proceeds from the private placement will be used primarily to fund the Company’s separately announced acquisition of the U.S. rights to KEVEYIS® (dichlorphenamide), from a subsidiary of Taro Pharmaceutical Industries Ltd., as well as the clinical development of the Company’s programs and other general corporate purposes.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws, and will be sold in a private placement pursuant to Regulation D of the Securities Act. The ordinary shares and warrants may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. The Company has agreed to file a registration statement covering the resale of the ordinary shares and warrants acquired by the investors in the private placement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer or sale would be unlawful prior to the registration or qualification under the securities laws of such state.  Any offering of the securities under the resale registration statement will only be by means of a prospectus.

About Strongbridge Biopharma

Strongbridge Biopharma is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs.

Strongbridge’s first commercial product is KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis. KEVEYIS has orphan drug exclusivity status in the U.S. through August 7, 2022. In addition to establishing this neuromuscular disease franchise, the Company has a clinical-stage pipeline of therapies for rare endocrine diseases. Strongbridge’s lead compounds include COR-003 (levoketoconazole), a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing’s syndrome, and COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, costs, anticipated investments and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

Contacts:

Corporate and Media Relations
Elixir Health Public Relations
Lindsay Rocco
+1 862-596-1304
lrocco@elixirhealthpr.com

Investor Relations
The Trout Group
Marcy Nanus
+1 646-378-2927
mnanus@troutgroup.com

USA
900 Northbrook Drive
Suite 200

Trevose, PA 19053
Tel. +1 610-254-9200
Fax. +1 215-355-7389